EXHIBIT D-9

                             STATE OF NORTH CAROLINA
                              UTILITIES COMMISSION
                                     RALEIGH

                             DOCKET NO. E-2, SUB 740
                            DOCKET NO. G-21, SUB 377

BEFORE THE NORTH CAROLINA UTILITIES COMMISSION

               In the Matter of
Application of Carolina Power & Light Company     )
and North Carolina Natural Gas Corporation to     )    ORDER APPROVING
Engage in a Business Combination Transaction      )    MERGER AND
and to Allow Carolina Power & Light Company to    )    ISSUANCE OF SECURITIES
Issue Securities in Connection With Such          )
Transaction                                       )

HEARD:    Wednesday, May 12, 1999, at 7:00 p.m., in the Old Cumberland County
     Courthouse, Fayetteville, North Carolina

          Thursday, May 13, 1999, at 7:00 p.m., Judicial Building, Wilmington, North Carolina

          Tuesday, May 18, 1999, at 9:30 a.m., Dobbs Building, Raleigh, North Carolina

BEFORE:   Commissioner William R. Pittman, Presiding, Chair Jo Anne Sanford, and
     Commissioners Ralph A. Hunt, Judy Hunt, J. Richard Conder, Robert V. Owens, Jr., and Robert K. Koger

APPEARANCES:

     For Carolina Power & Light Company:

          Len S. Anthony, Deputy General Counsel, and Bentina D. Chisolm, Associate General Counsel, Post Office Box 1551, Raleigh, North Carolina 27602-1551

     For North Carolina Natural Gas Corporation:

          Edward S. Finley, Jr., Hunton & Williams, Post Office Box 109, Raleigh, North Carolina 27602


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     For the Public Staff:

          Gisele L. Rankin, Staff Attorney, Public Staff - North Carolina Utilities Commission, Post Office Box 29520, Raleigh, North Carolina 27626-0520

     For the Attorney General:

          Leonard G. Green, North Carolina Department of Justice, Post Office Box 629, Raleigh, North Carolina 27602

     For North Carolina Eastern Municipal Power Agency:

          Nancy Essex, Poyner & Spruill, Post Office Box 10096, Raleigh, North Carolina 27607

     For Transcontinental Gas Pipe Line Corporation:

          Samuel M. Taylor and John C. Cooke, Womble, Carlyle, Sandridge & Rice, Post Office Box 831, Raleigh, North Carolina 27602

     For the Greenville Utilities Commission and the Cities of Rocky Mount, Wilson, and Monroe:

          Allyson K. Duncan, Kilpatrick Stockton, L.L.C., 4101 Lake Boone Trail, Suite 400, Raleigh, North Carolina 27607

     For Southeastern Gas & Power, Inc.:

          Charles Francis, Wood & Francis, P.L.L.C., Post Office Box 164, Raleigh, North Carolina 27602

     For the Carolina Industrial Group for Fair Utility Rates (CIGFUR II):

          Ralph McDonald, Bailey & Dixon, Post Office Box 1351, Raleigh, North Carolina 27602

     BY THE COMMISSION: On January 11, 1999, pursuant to G.S. 62-111 and 62-161 and Commission Rule R1-16, Carolina Power & Light Company (CP&L) and North Carolina Natural Gas Corporation (NCNG) filed an application for authorization to engage in a business combination transaction and, in connection with that transaction, to allow CP&L to issue up to 9,000,000 shares of common stock without par value. The purpose of CP&L's proposed issuance of additional shares is to enable it to acquire NCNG by issuing CP&L stock for each outstanding share of NCNG common stock at the effective time of the transaction. As a result of


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the transaction, NCNG shareholders would become shareholders of CP&L, and CP&L would become the sole shareholder of NCNG. NCNG would become a wholly-owned subsidiary of CP&L at closing and would continue to own all of its pre-acquisition assets and liabilities.

     On January 15, 1999, Carolina Industrial Group for Fair Utility Rates (CIGFUR II) filed a Petition to Intervene, which was allowed by Order dated January 21, 1999. On January 22, 1999, Carolina Utility Customers Association, Inc. (CUCA), filed a Petition to Intervene, which was allowed by Order dated January 26, 1999. CUCA did not appear at the hearings.

     On February 5, 1999, the Commission issued its Order scheduling public hearings, requiring the prefiling of testimony, allowing the filing of petitions to intervene, and requiring CP&L and NCNG to give public notice of their joint application and of the scheduled hearings. Notice was properly given by CP&L and NCNG.

     On February 8, 1999, CP&L filed the Direct Testimony and Exhibits of Bonnie
V. Hancock, and NCNG filed the Direct Testimony and Exhibits of Calvin B. Wells.

     On February 23, 1999, the Public Works Commission of the City of Fayetteville (PWC) filed a Petition to Intervene, which was allowed by Order dated March 16, 1999. On April 13, 1999, the Attorney General filed a Notice of Intervention.

     On April 14, 1999, the North Carolina Eastern Municipal Power Agency (NCEMPA), Southeastern Gas & Power, Inc. (SG&P), Transcontinental Gas Pipe Line Corporation (Transco) and the Greenville Utilities Commission and Cities of Rocky Mount, Wilson and Monroe filed Petitions to Intervene. On April 16, 1999, CP&L filed a Response in Opposition to Transco's Petition to Intervene. On April 23, 1999, Transco filed its Response to CP&L's Opposition to its Petition to Intervene and Motion to Strike. By Order dated April 27, 1999, the Commission allowed Transco and the others who filed on April 14, 1999, to intervene. On April 27, 1999, CP&L filed a Motion for Reconsideration of the Commission's Order allowing Transco's intervention. On May 4, 1999, the Commission issued its Order Denying Reconsideration.

     On May 3, 1999, CP&L and NCNG filed a Motion to Amend their Application, to reflect a change in the accounting method to accomplish the transaction, from a pooling of interests to the purchase method.

     On May 4, 1999, CP&L filed the Revised Direct Testimony of Bonnie V. Hancock, NCEMPA filed the Pre-Filed Testimony and Exhibits of William F. Waston, SG&P filed the Direct Testimony of Ralph W. Johnson, and Transco filed the Pre-Filed Direct Testimony and Exhibits of Frank J. Ferazzi.


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     On May 7, 1999, the Public Staff filed the Joint Testimony and Exhibits of
Elise Cox, Jeffrey L. Davis, Thomas W. Farmer, Jr., James G. Hoard and Dennis J. Nightingale. On May 12, 1999, CP&L filed the Rebuttal Testimony of Bonnie V. Hancock.

     Also on May 12, 1999, a public hearing was held in Fayetteville, North Carolina. On May 13, 1999, a public hearing was held in Wilmington, North Carolina. No public witnesses appeared at either hearing.

     On May 17, 1999, Transco filed its Motion for Leave to Amend the Pre-Filed Direct Testimony of Frank J. Ferazzi.

     On May 18, 1999, prior to the hearing in Raleigh, CP&L, NCNG and the Public Staff filed a Joint Stipulation setting forth conditions intended to protect CP&L and NCNG ratepayers from adverse effects of the merger. Also prior to the hearing, CIGFUR II filed its Statement of Position.

     On May 18, 1999, the evidentiary hearing in this proceeding was held as scheduled. CP&L and NCNG presented the testimony and exhibits of Bonnie V. Hancock and Calvin B. Wells as a panel; the Public Staff presented the testimony and exhibits of Elise Cox, Jeffrey L. Davis, Thomas W. Farmer, Jr., James G. Hoard and Dennis J. Nightingale as a panel; Transco presented the testimony and exhibits of Frank J. Ferazzi; SG&P presented the testimony of Ralph W. Johnson; and NCEMPA presented the testimony and exhibits of William F. Watson.

     Based on the foregoing and all of the parties' testimony and exhibits received into evidence and the entire record in this proceeding, the Commission makes the following:

                                FINDINGS OF FACT

     1. CP&L is an electric public utility company under the laws of the State of North Carolina and is subject to the jurisdiction of the North Carolina Utilities Commission. CP&L is engaged in the business of generating, transmitting, distributing and selling electric power in its assigned territory in North and South Carolina.

     2. NCNG is a local distribution natural gas public utility incorporated in Delaware and authorized to do business in North Carolina and subject to the jurisdiction of the North Carolina Utilities Commission. NCNG provides natural gas, propane and natural gas transportation services in south-central and eastern North Carolina.

     3. CP&L and NCNG seek authority from the Commission to engage in a business combination transaction and, in connection with that transaction, to allow CP&L to issue up to 9,000,000 shares of common stock without par value, the purpose of which is to enable CP&L to acquire NCNG by issuing CP&L stock for each outstanding share of NCNG common stock at the effective time of the transaction. As a result, NCNG shareholders would become shareholders of CP&L,


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and CP&L would become the sole shareholder of NCNG. NCNG would become a wholly-owned subsidiary of CP&L at closing and would continue to own all of its pre-acquisition assets and liabilities.

     4. The known, expected and potential benefits of the merger are at least as great as the known, expected and potential costs and risks.

     5. The Regulatory Conditions and Code of Conduct ordered herein and the commitments made by CP&L and NCNG at the hearing and noted in this Order are adequate to protect the retail customers of CP&L and NCNG and competitors of CP&L's and NCNG's affiliates against currently foreseeable potential risks and costs associated with the merger.

     6. It is not necessary or appropriate at this time to require annual evidentiary hearings to investigate the continuing adequacy of the Code of Conduct and Regulatory Conditions adopted by the Commission in this Order or to determine whether NCNG and CP&L are properly complying with the Code of Conduct and Regulatory Conditions. The reporting requirements established by the Code of Conduct and Regulatory Conditions, the standard review and scrutiny of utility operations conducted by the Public Staff and the Commission, and the ability of any party with standing to petition the Commission to require CP&L and NCNG to comply with the Code of Conduct and Regulatory Conditions or to modify the Code of Conduct and the Regulatory Conditions are adequate to ensure that the customers of the utilities and the competitors of CP&L's and NCNG's affiliates are properly protected and all interested parties have an opportunity to be heard with regard to any concerns they may have.

     7. Any party with standing may at any time challenge any cost allocations and any of the Regulatory Conditions and Code of Conduct that are adopted by the Commission for use in its retail North Carolina operations.

     8. CP&L and NCNG acknowledge that the Commission may modify the Code of Conduct and the Regulatory Conditions consistent with the public interest.

     9. SG&P's request that the Commission require NCNG to make its interstate pipeline capacity available to all shippers is not relevant to a determination of whether the merger of CP&L and NCNG is in the public interest.

     10. The proposed merger of CP&L and NCNG is justified by the public convenience and necessity, is for a lawful purpose, is compatible with the public interest, and is consistent with the proper performance of CP&L's and NCNG's service to their customers. The proposed merger will not impair the utilities' ability to provide adequate and reliable service to their customers at just and reasonable rates, and it satisfies the requirements of G.S. 62-111 and G.S. 62-161.


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            EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT NOS. 1 - 3

     These findings of fact are essentially informational, procedural and jurisdictional in nature and are not in dispute. The description of the proposed merger is based on the application filed herein.

               EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 4

     This finding is based on the testimony of CP&L witness Hancock, NCNG witness Wells and the Public Staff panel.

     CP&L witness Hancock testified that CP&L's service territory is projected to experience substantial load growth over the next ten years. For the period 1998 through 2003, summer peak demand is projected to grow by an average of approximately 250 MW a year. This growth will require the construction of a substantial amount of new electric generating facilities. Ms. Hancock testified that natural gas has become the fuel of choice for electric generation due to improvements in the efficiency of gas-fired generators as well as environmental reasons. As a result, CP&L anticipates constructing a substantial amount of new gas-fired electric generating facilities. Ms. Hancock also testified that this increase in the demand for electricity will cause CP&L to operate its existing natural gas-fired generators a greater percentage of the time. Thus, over the next several years, CP&L anticipates a significant increase in the consumption of natural gas in order to meet its electricity customers' needs. Ms. Hancock testified that the critical and growing need for natural gas to fuel generation dictates that CP&L acquire natural gas procurement, transportation, and pipeline construction skills. She then testified that by merging with NCNG, CP&L would acquire experience and skills in these important areas. Such expertise in natural gas procurement and transportation will help lower CP&L's fuel costs, which will benefit CP&L and its customers.

     Ms. Hancock testified that another benefit of the merger is related to the construction of intrastate natural gas transmission lines. She testified that when constructing a new electric generating facility, the plant site must be in reasonably close proximity to adequate natural gas transmission lines. By merging with NCNG, CP&L will have greater input into the expansion of natural gas transmission lines in eastern North Carolina. By coordinating CP&L's need for gas to fuel electric generation with NCNG's requirements, the optimal size and type of pipe can be installed at the optimal location. CP&L and NCNG can also plan the expansion of their respective facilities to best serve the needs of eastern North Carolina. Ms. Hancock further elaborated upon the impact the merger would have upon the expansion of the availability of natural gas in NCNG's territory. She testified that NCNG has traditionally followed an expansion methodology based on the economics of the proposed expansion. If the projected revenues from an expansion project, based on current NCNG gas rates, were not sufficient to cover the costs of a project, the project was not undertaken (unless supplemental funds such as expansion funds were available).


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This methodology resulted in NCNG having the lowest rates in North Carolina, but also limited the expansion of the availability of natural gas in NCNG's territory. Ms. Hancock testified that while CP&L agrees that, in general, only economic projects should be implemented (to do otherwise would cause existing customers' rates to increase), the merger should improve the economics of many expansion projects. Both CP&L witness Hancock and NCNG witness Wells testified that CP&L is a much larger company than NCNG with stronger leveraging ability. This will improve the cost/benefit results of expansion projects. They further testified that, in general, future natural gas expansion projects are more likely to be built because the combined entity will realize economic benefits from the sale of both electricity and natural gas. CP&L assured the Commission that in evaluating expansion projects NCNG would not treat CP&L customers any differently from electric cooperative and municipal electric customers.

     Ms. Hancock and Mr. Wells testified that a third benefit of the merger relates to the expansion of natural gas lines. From NCNG's perspective, large electric generating units act as "anchor tenants." Such "anchor tenants" create the economic justification to support the expansion of natural gas lines. By merging with NCNG and locating as many of the electric generating facilities as possible in NCNG's service territory, CP&L can maximize the benefits of this new construction for not only the combined entity and its customers, but also for the State of North Carolina. These benefits include the following: (1) the natural gas transportation revenues associated with the transportation of gas to the new electric generating facilities will be kept within the State and provide NCNG with significant additional revenues to help keep its rates the lowest in the State, (2) the generation of significant property tax revenues resulting from CP&L's investment in capital intensive electric generators within the State, and (3) the economic growth that traditionally results from the availability of natural gas. Ms. Hancock emphasized the fact that natural gas availability tends to enhance economic development. She testified that in 1997, approximately 97% of new plant investment occurred in counties that have gas availability and the average per capita income, based on 1995 data, in counties with gas availability was $19,500 compared to $16,700 for counties without gas availability.

     Ms. Hancock testified that the final significant benefit of the merger was that CP&L would now have the ability to offer electricity and natural gas to most of its non-residential electric customers. This will allow the combined company to be in a position to meet all of their customers' energy needs.

     NCEMPA and SG&P suggest that some or all of these benefits could be realized absent the merger. Witness Hancock answered that, by allowing CP&L and NCNG to work together to construct the optimally sized natural gas lines and to combine the benefit of siting electric generation as anchor load to support gas pipeline expansion, thus keeping all property taxes and gas transportation revenues in the State, the merger produces benefits that would not otherwise exist. She further stated that, after the merger, both companies will be working toward a common purpose for the benefit of their service territories, rather than CP&L having a narrow focus on electricity and NCNG having a narrow focus on


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gas, and that the combined company will have a bigger picture that will result in better decisions for all customers and for the State.

     The Public Staff witnesses recommended approval of the merger if sufficient conditions are imposed to ensure (1) that the transaction will have no adverse impact on the rates and service of CP&L's and NCNG's ratepayers, (2) that CP&L's and NCNG's ratepayers are as protected as possible from harm, and (3) that those ratepayers will receive their appropriate share of any benefits resulting from the merger. As discussed below, the Public Staff believes that its proposed Code of Conduct and Regulatory Conditions satisfy these concerns. Through the Regulatory Conditions, the Public Staff sought to ensure that the benefits described by CP&L and NCNG will in fact occur. For example, Regulatory Condition 17 requires that no less than $7.5 million of pre-tax income related to the transportation services to be provided by NCNG to new gas-fired electric generation will be reflected in the determination of NCNG's revenue requirement in any rate case occurring before November 1, 2003. Condition 26 requires CP&L to use its best efforts to promote the expansion of gas service and economic development in North Carolina by siting gas-fired electric generating plants on NCNG's system provided such siting is in the overall best interest of CP&L's electric customers. Conditions 19 and 20 require CP&L and NCNG to take steps designed to implement and further their commitment to providing superior service to their customers.

     The Commission finds that the known, expected and potential benefits of the merger to the State of North Carolina and particularly to NCNG's and CP&L's customers are at least as great as the known, expected and potential costs and risks. These potential benefits include ensuring an adequate, reliable and cost-effective supply of natural gas to CP&L to generate electricity for its customers; the increased expansion of gas facilities in NCNG's territory; economic development in eastern North Carolina; and the increase in property taxes and new jobs that may result from the location of new electric generating facilities in eastern North Carolina. These benefits, in conjunction with the protections provided by the Code of Conduct, Regulatory Conditions and other commitments discussed and ordered below, justify the Commission's conclusion that the merger is in the public interest.

            EVIDENCE AND CONCLUSIONS FOR FINDINGS OF FACT NOS. 5 - 9

     The evidence supporting these findings of fact is found in the testimony of CP&L witness Hancock, NCNG witness Wells, the Public Staff panel, NCEMPA witness Watson, SG&P witness Johnson, and Transco witness Ferazzi.

     To address concerns regarding potential consequences of the merger, the Public Staff, CP&L, and NCNG developed a comprehensive Code of Conduct and a set of Regulatory Conditions, which the Attorney General accepted with a few changes. The Public Staff panel testified that these Regulatory Conditions and Code of Conduct are intended to protect NCNG's and CP&L's customers from (1) all


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direct and indirect costs of the merger, (2) potential adverse effects on CP&L's and NCNG's cost of capital, (3) potential deterioration in CP&L's and NCNG's quality of service and increases in rates, (4) the potential for CP&L and NCNG to unreasonably favor their affiliates, (5) any potential harm to competition between gas and electric service, (6) the potential for NCNG to discriminate against other gas customers in favor of CP&L, (7) the potential for discrimination by NCNG against non-affiliated electric generators, and (8) potential bias in electric generation siting.

     More specifically, the Regulatory Conditions require all direct and indirect costs associated with the merger to be excluded from CP&L's and NCNG's utility accounts, and also to be excluded from utility costs for all purposes that affect CP&L's retail electric rates and NCNG's natural gas rates. In future rate cases, the Regulatory Conditions require appropriate adjustments to be made to CP&L's and NCNG's test year expenses, capital structure, and cost rates for capital to remove any potential adverse impacts of the merger for ratemaking purposes. In addition, to ensure that their customers obtain as much benefit as practical from the merger, the Regulatory Conditions prohibit either utility from seeking rate increases for designated periods, except for normal fuel charge and gas cost adjustments and certain other limited reasons. One exception to the rate increase prohibition for NCNG relates to cost increases caused by major gas pipeline projects. However, because the merger is, in large part, premised upon the benefit to NCNG of additional transportation revenues resulting from the construction of future CP&L natural gas-fired generating plants in NCNG's territory, the gas expansion exception to the prohibition on rate increases is linked to the benefits from electric generation. As mentioned earlier, if NCNG seeks a rate increase to cover the costs of gas pipeline projects, it must incorporate at least $7.5 million of pre-tax income from new gas-fired generation in the determination of its revenue requirement. The Regulatory Conditions also require NCNG and CP&L to file annually their current ten-year plan for new or expanded gas pipeline facilities, including details regarding CP&L's electric generation plans and the pipeline routing. This condition establishes a process for greater Commission involvement in, and increased opportunities for customer input in, the planning process for the expansion of new gas pipeline facilities. The Regulatory Conditions also require a notice of intent to be filed with the Commission if CP&L, NCNG, or an affiliate plans to begin the construction of natural gas facilities, including a pipeline, to serve an electric generating plant. This filing will help prevent the potential for discrimination against independent power producers and other suppliers of electric generation and in favor of CP&L. In order to provide NCNG with a strong incentive to oppose the bypass of its distribution and transmission facilities by customers seeking to connect directly to interstate pipelines in which CP&L, NCNG, or an affiliate has an economic interest, and to eliminate any economic advantage that CP&L, NCNG or their affiliates may realize from such bypass, the Regulatory Conditions disallow any recovery by NCNG from its customers of any margins lost as a result of bypass by an interstate gas pipeline in which CP&L or any affiliate has an ownership interest. In order to eliminate the potential for bias by CP&L in the siting of future electric generation for the benefit of NCNG or one of their affiliates, to the detriment of CP&L's retail customers, the Regulatory Conditions require CP&L to determine


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the appropriate self-built or purchased power resources on the basis of the benefits and costs to CP&L's electric customers.

     The Code of Conduct is equally comprehensive. The Code of Conduct will govern the relationships between and among CP&L, NCNG, their affiliates, and their non-public utility operations. It is intended to prevent CP&L's and NCNG's affiliated and non-public utility operations from profiting at the expense of CP&L's and NCNG's ratepayers and to prevent cross-subsidization between and among CP&L's and NCNG's regulated and non-regulated customers. More specifically, it prohibits CP&L and NCNG from showing any preference to customers of their affiliates or requests for service from affiliates and customers of their non-public utility operations as compared to non-affiliated entities and their customers. It prohibits cross-subsidies involving either or both CP&L and NCNG and one or more of their affiliates and one or more of their non-public utility operations. It requires CP&L, NCNG and their affiliates to operate independently, except for certain shared services, and to maintain separate books and records. All costs associated with such shared services are to be allocated in accordance with a detailed cost allocation manual to be developed and submitted to the Commission by December of 1999. To ensure that CP&L's and NCNG's customers are never disadvantaged by transactions between and among these public utilities and their affiliates, the Code of Conduct establishes rules for transfer pricing. For untariffed goods and services provided by CP&L or NCNG to an affiliate or non-public utility operation, the transfer price must be the higher of market value or fully distributed costs. For goods and services provided by an affiliate or non-public utility operation to CP&L or NCNG, the transfer price must be the lower of market value or the affiliate's or non-public utility operation's fully distributed costs. This pricing mechanism ensures that when the public utility sells a product to an affiliate, it always gets the highest price possible, while purchases by the public utility from an affiliate are always accomplished at the lowest price possible. With the exception of gas supply and transportation services, transactions between CP&L and NCNG for untariffed goods and services must be priced at the lower of fully distributed costs or market value. For gas sales and transportation service transactions between CP&L and NCNG, NCNG must provide service to CP&L at the same prices and terms that are made available to other similarly situated customers. This last provision ensures that NCNG does not grant CP&L any preference with regard to gas sales or transportation service. With regard to natural gas marketing standards, the Code of Conduct requires NCNG to treat all similarly situated shippers in the same manner regardless of whether they are affiliated with NCNG and it establishes numerous safeguards to ensure that NCNG's gas marketing function does not achieve any advantage over any other non-affiliated gas marketer with regard to the provision of gas sales or transportation services by NCNG. Finally, the Code of Conduct addresses numerous other issues regarding the relationships between and among CP&L, NCNG, their affiliates and non-public utility operations, including but not limited to, joint marketing, joint purchases, the sharing of logos, intangible benefits, joint billing and complaint resolution.


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     To ensure that natural gas and electricity continue to compete aggressively for those end uses that may be served by either fuel, CP&L made a number of commitments. These included commitments that (1) there will be separate sales persons responsible for selling gas and electricity after the merger, (2) CP&L and NCNG will maintain separate books and specialized field personnel, (3) in the residential market CP&L will prepare a brochure that will be provided to all new residential customers that identifies the energy end uses that can be served by both gas and electricity, (4) unless the electric generation business is deregulated, CP&L will not seek to make any material changes to its Commission approved line extension plan and NCNG will not seek to make any material changes to its Commission approved regulations regarding the extension of gas mains and gas service lines for three years, and (5) NCNG and CP&L will not seek to change or eliminate an existing incentive program approved pursuant to G.S. 62-140(c) without Commission approval. These commitments, in conjunction with the facts that (1) CP&L and NCNG are both fully regulated by the Commission and (2) in the industrial gas market there are numerous gas suppliers marketing gas to customers in CP&L's assigned territory, ensure that gas and electricity will continue to compete vigorously with each other after the merger.

     The Public Staff panel testified that the Regulatory Conditions, the Code of Conduct and the commitments made by CP&L in its testimony address the Public Staff's concerns about the merger, with the caveat that changes may be needed due to future changes in the market or in the laws governing the provision of public utility services or as a result of the parties' experience with the Code of Conduct and Regulatory Conditions. The Attorney General also indicated that he does not object to the merger and supports the Code of Conduct and Regulatory Conditions. Three other parties -- Transco, NCEMPA and SG&P -- indicated that the Regulatory Conditions, the Code of Conduct and the rebuttal testimony of CP&L eliminated some of their concerns. Still, several parties raised issues associated with the merger, either in their testimony or their post-hearing briefs, and the Commission will now address each of their issues.

     For example, NCEMPA asked the Commission to conduct annual hearings on the Code of Conduct and on the cost allocations utilized by CP&L and NCNG in allocating costs between and among their affiliates and non-public utility operations. Their witness Watson testified that this would create a mechanism to address any problems that may arise with application of the Code of Conduct and Regulatory Conditions and to adjust them as necessary. However, Mr. Watson testified that he was not aware of any state conducting such proceedings. Both CP&L witness Hancock and the Public Staff panel testified that such an annual review is not necessary for the concerns of NCEMPA to be addressed. The Public Staff panel pointed out that the Code of Conduct and Regulatory Conditions contain a number of reporting requirements that will allow all interested parties to monitor NCNG's and CP&L's activities. The Public Staff panel acknowledged that the Code of Conduct and Regulatory Conditions are a work in progress, but testified that the "trigger" for a change or review is "not because a year has passed on the calendar." Ms. Hancock testified that the Commission's general oversight abilities as well as its complaint process are


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more than adequate to address any problems a party may have with the interpretation or application of the Code of Conduct. The Commission agrees. The reporting requirements contained in the Code of Conduct and Regulatory Conditions will provide all interested parties with ample notice of any conduct by CP&L or NCNG that may be of concern, and there are procedures available for any party with an interest to secure Commission review of a utility's activities. Specifically, G.S. 62-73 authorizes any party with an interest to file a complaint against a utility with the Commission. The Commission finds that the complaint procedures, in conjunction with the requirements of the Code of Conduct and Regulatory Conditions and the reporting requirements described above, provide the necessary protection to ensure that CP&L and NCNG properly adhere to the Code of Conduct and Regulatory Conditions and allow for changes to be made in the Code of Conduct and Regulatory Conditions as necessary.

     Next, the Commission will address a number of other concerns raised by NCEMPA. The first is a concern that, after the merger, CP&L will have an incentive to pay NCNG an inflated price for gas or transportation services. As a wholesale electricity customer of CP&L, NCEMPA appears to be concerned that CP&L would then attempt to flow through these inflated costs to its wholesale customers. CP&L witness Hancock testified that this concern was not valid because regulatory oversight, NCNG's annual prudency reviews, and the proposed Code of Conduct and Regulatory Conditions ensure that this situation will not occur. If CP&L were to pay NCNG full tariffed rates for either gas or transportation services, when a lower negotiated rate was possible, other parties will have ample opportunity to discover such. Ms. Hancock further testified that the Code of Conduct provides additional safeguards against such conduct. Section II.D.1(d) of the Code of Conduct requires NCNG to provide gas sales and transportation services to CP&L at the same price and on the same terms that are made available to other similarly situated customers. Section II.E.3 provides that if NCNG supplies any gas or transportation services to CP&L to generate electricity, CP&L must file a report with the Commission in its annual fuel charge proceeding demonstrating that the purchase was prudent and the price was reasonable. In addition, NCNG must identify the volumes and prices for deliveries to CP&L facilities in its monthly negotiated loss report. Section II.E.4 of the Code of Conduct requires NCNG to disclose, upon request and on a confidential basis, to non-affiliated electric generators (such as NCEMPA) the gas supply and transportation prices, characteristics, and other terms of service for gas deliveries to CP&L for electric generation. Finally, Ms. Hancock testified that Section II.E.5 provides that all gas supply and transportation arrangements between NCNG and CP&L of more than two months must be filed with the Commission in advance. Thus, she concluded that the Code of Conduct expressly prohibits the type of activity NCEMPA is concerned about and that CP&L and NCNG are required to file reports that would disclose any attempts to engage in such activity. Ms. Hancock also testified that even if NCNG did charge CP&L more than was appropriate for gas sales or transportation services and CP&L was successful in passing along these higher gas or transportation costs to CP&L's retail or wholesale customers, NCNG would be no better off than it otherwise would have been because of NCNG's annual prudency review. As a result, neither

CP&L's nor NCNG's earnings would be increased by CP&L or NCNG engaging in this activity. The Commission finds that NCEMPA's concern in this area has been adequately addressed because (1) the Commission has full oversight authority over both CP&L and NCNG, (2) the Commission conducts annual fuel charge proceedings and gas costs prudency reviews in which the prices CP&L pays NCNG for gas and transportation services will be subject to investigation, (3) the Code of Conduct specifically prohibits this activity, and (4) this activity would not produce any additional earnings for either CP&L or NCNG.

     NCEMPA's next concern is that CP&L will use its ownership of NCNG to discriminate against entities other than CP&L wishing to construct electric generating facilities connected to NCNG's system. It appears that there are several aspects to this concern. The first relates to the prices NCNG would charge for natural gas and transportation services to an non-affiliated electric generating facility. The second deals with the location and size of new pipeline facilities constructed by NCNG, the point being that NCNG would select a route for such facilities that would increase the costs to the non-affiliated electric generator. NCEMPA acknowledges that the Code of Conduct prohibits discrimination against "similarly situated" shippers and that it defines "similarly situated." Still, NCEMPA fears that NCNG may adopt such a restrictive view of "similarly situated" that no other party constructing an electric generating plant would be "similarly situated" to CP&L. Therefore, NCEMPA proposed that the definition of "similarly situated" be amended to add, "The term shall not be applied in such a manner to effect an unreasonable preference or advantage to CP&L." NCEMPA proposed to amend the "equal treatment" provision of the Code of Conduct and proposed a new provision to read, "In evaluating the feasibility of line extensions, NCNG shall not take into account potential revenues that would be received by CP&L or any other benefit that would flow to CP&L." The Commission concludes, based on its review of witness Hancock's testimony and of the Code of Conduct and Regulatory Conditions, that all of these concerns have been adequately addressed. Ms. Hancock testified that the Code of Conduct ensures that any customer with an electric generating facility wishing to obtain gas or transportation services from NCNG is treated in the same manner as any similarly situated CP&L generator. She cited Section II.A.1 which provides that CP&L and NCNG shall not show any preference to customers of their affiliates, requests for service from affiliates, or customers of their non-public utility operations, as compared to non-affiliated entities and their customers. She also cited Section II.B.1 which requires CP&L and NCNG to process all similar requests for service in the same timely manner, whether requested on behalf of an affiliate, non-public utility operation or non-affiliated entity and which requires both utilities to apply the provisions of their tariffs equally to affiliates, non-public utility operations and non-affiliates. As mentioned earlier, Section II.D.1(d) provides that for gas sales and transportation transactions between CP&L and NCNG, NCNG must provide service to CP&L at the same price and terms that are made available to other similarly situated customers. Section II.E.3 requires CP&L to file a report in its annual fuel charge proceeding demonstrating that its purchases of gas and transportation services from NCNG were prudent and that the price was reasonable and NCNG must identify the volumes and prices for deliveries of gas to CP&L at below tariffed rates in its monthly negotiated loss report to the Commission. Furthermore,

Section II.E.4 requires NCNG to disclose on a confidential basis to non-affiliated electric generators on its system the gas supply and transportation prices, characteristics and other terms of service for gas deliveries to CP&L for electric generation. Section II.E.5 requires CP&L to file with the Commission all gas supply and transportation arrangements between NCNG and CP&L of more than two months. Finally, Section II.I requires NCNG to treat similarly situated shippers in the same manner with respect to the delivery of gas on distribution facilities, contract terms, the scheduling of gas supplies, balancing provisions, and the allocations of gas supplies and capacity at city gate stations. This section also requires NCNG to post its criteria for evaluating proposals from shippers on its Internet web site and prohibits NCNG from giving any shipper any form of preference over other similarly situated shippers in matters relating to assignment, release or other transfer of capacity rights on interstate pipeline systems. It appears to the Commission that the Code of Conduct sections described above clearly prohibit any and all types of discrimination by CP&L or NCNG against non-affiliated electric generators and also prohibits any preferences for generation owned by CP&L and connected to the NCNG system. These sections also afford the Commission, the Public Staff and non-affiliated electric generators ample information from which to determine whether any undue preferences or discrimination is occurring. The Commission and non-affiliated electric generators connected to the NCNG system will know the amount that NCNG is charging CP&L for gas and transportation services for electric generating facilities owned by CP&L. This should allow non-affiliated electric generators to determine whether CP&L is being afforded any preferences in the provision, supply or pricing of NCNG-provided gas or transportation services.

     Turning to NCEMPA's concern regarding the routing of new pipelines to the disadvantage of non-affiliated electric generators, the Commission finds that the Regulatory Conditions adequately and properly protect against this concern. As mentioned earlier, these Conditions require NCNG and CP&L to file a current ten-year plan for new or expanded gas pipeline facilities with the Commission by October 31, 1999, and annually thereafter. These plans must incorporate details regarding CP&L's electric generation plans and the pipeline routing and specifications required to provide gas and transportation services to each electric generating plant. These filings must also describe each inquiry received from a party interested in locating gas-fired electric generation in North Carolina and report on the status of each inquiry. To the extent customers want to have input into NCNG's pipeline expansion planning process, NCNG is required to develop a process to encourage such input on an ongoing basis. Also as mentioned earlier, neither CP&L, NCNG nor any affiliate may begin the construction of new natural gas facilities, including a pipeline, to serve an electric generating plant without filing a notice of intent with the Commission. Also, any application for a certificate of public convenience and necessity filed with the Commission by CP&L or an affiliate to construct an electric generating facility must incorporate details with respect to the routing of any new or expanded gas pipeline or other facilities required to serve the proposed electric generating plant and details about any proposed pipeline routing and specifications related to any new or expanded natural gas facilities. It appears to the Commission that these conditions will provide all interested parties with both advance notice of any plans by NCNG to construct new gas pipeline facilities and an opportunity to actually provide input into such plans. As a result, any potential electric generator with plans to connect to NCNG's system will have ample notice of NCNG's pipeline construction plans, an opportunity to provide input into such plans, the ability to determine whether the planned pipeline additions could detrimentally impact the projects of non-affiliated electric generators and the ability to seek relief from the Commission in the event its concerns are not addressed by NCNG or CP&L.

     Next, NCEMPA notes that while procedures and conditions are set forth in the Code of Conduct for cost allocation and transfer pricing standards for CP&L and NCNG, the Code states that these are provided "as a general guideline." NCEMPA argues that unless the guidelines are mandatory, they provide no assurances of protection. The Commission notes that CP&L witness Hancock was asked about this phrase. Her response is as follows:

     So it's simply to say, this is a general guideline and we will follow these guidelines. There may be a departure from it but that would have to be for different circumstances but it's envisioning that in almost all of the cases these guidelines should apply.... I think if there was a significant departure that we wanted to make from these guidelines that we would probably seek a formal process to do that. If it was one insignificant or small item I don't see us doing that. I see us just working it through the normal review process for all of our affiliate transactions and cost allocations which the Staff, I believe, audits on a fairly regular basis for the utilities in the state.

The Commission believes that this sufficiently explains the phrase, that the phrase does not weaken the Code provisions, and that the phrase should be retained.

     Finally, NCEMPA notes that although the utilities have agreed to file a cost allocation manual and annual ten-year plans for new or expanded gas pipeline facilities, no provision has been made for interested parties to comment on these filings or for the Commission to hold a hearing. NCEMPA argues that the filing requirements provide little protection unless there is an opportunity to comment, and NCEMPA requests that the Commission adopt provisions to insure an opportunity to comment when CP&L files its cost allocation manual and when NCNG files its gas line extension plans. The Commission feels that ample opportunity exists for comment without further Commission directive. The cost allocation manual will be a public filing. Regulatory Condition 10 establishes a process for greater Commission involvement in, and increased opportunities for customer input in, the planning process for the expansion of new gas pipeline facilities.

     SG&P raised a concern with NCNG's policy with regard to the release of interstate pipeline capacity. SG&P asked the Commission to require NCNG to make available its interstate pipeline capacity to all qualified shippers. CP&L witness Hancock and NCNG witness Wells objected to this request, explaining that NCNG's peak-day demands exceed its interstate pipeline capacity and, therefore,

NCNG must retain the sole discretion to determine when and if to release interstate pipeline capacity. Mr. Wells also testified that, through the rate design process, most of NCNG's interstate pipeline capacity costs are assigned to NCNG's residential and commercial customers, not to industrial customers who are SG&P's primary customers. He further testified that when NCNG is in a position to release capacity, 75% of the margin earned from the sale is credited back to all of NCNG's customers, not just a select few. The Commission finds that this issue is not directly relevant to the question of whether the merger of CP&L and NCNG is in the public interest. This issue is more directly related to the Commission's policies and decisions regarding the establishment of gas transportation rates, the Commission's approval of the use of full margin transportation rates, and the return of 75% of the revenues received from the release of interstate capacity to all of the LDC's customers. Whether this capacity release policy should be revised is not appropriately addressed in this proceeding.

     SG&P also raised an issue as to consolidated billing. It argued that consolidation of billing services of CP&L and NCNG and any marketing affiliate should be prohibited, but, in the alternative, if consolidated billing is allowed, the combined company should be required, as a condition of merger, to offer such billing services to all marketers, affiliated and non-affiliated, at the same price. The Commission notes that the Code of Conduct does not prohibit consolidated billing, and the Commission is not convinced that it should. As to offering billing services to non-affiliated marketers, CP&L witness Hancock testified as follows:

     A. I'm willing to commit that we would talk to you about whether there were conditions under which we could accomplish that. I mean, I can't say that unless I can say you're willing to absorb the cost of doing that and that there are other things that can be worked out as far as the systems to do that and so forth, but I will commit that we would be willing to work with you to try to do that.

     Q. You're willing to commit to work with Southeastern and other unaffiliated marketers to do that on the same pricing terms and conditions as you do for your affiliated marketer?

     A. Yes, assuming, you know, whatever the prices or conditions and costs are associated with being able to do that for another marketer.

It clearly appears from this testimony that CP&L has committed to work with non-affiliated marketers regarding consolidated billing, and the Commission so notes and concludes that this sufficiently addresses SG&P's concern for present purposes.

     SG&P also argued that in order to offer the utmost protection to customers of the combined company, all cost allocation studies must be available for the scrutiny of all parties in general rate cases. The Commission notes that Regulatory Condition 2 provides, "CP&L will file an affiliate cost allocation manual with the Commission by December 31, 1999. The cost allocation manual shall describe how all direct, indirect, and other costs will be charged to capital projects, nonutility operations and divisions, and subsidiaries." Witness Hancock testified that this would be a public filing, and the Commission again concludes that this addresses SG&P's concern for purposes of this docket.

     In a statement of position filed after the hearing, the Greenville Utilities Commission (GUC) and the Cities of Rocky Mount, Wilson and Monroe state that CP&L's witness made several commitments with respect to CP&L's interaction with them on a going-forward basis. Specifically, they argue that CP&L has given (1) a commitment to negotiate with the GUC and the Cities in good faith in attempting to address their concerns with NCNG as their wholesale gas supplier, (2) acknowledgment of the GUC's and the Cities' "ability to complain" should CP&L fail to negotiate in good faith, and (3) assurance to the Commission and the parties that there would be no flow-through of merger-related costs to wholesale customers, as well as no flow-through of merger-related costs to retail customers, of the merged entity. The GUC and the Cities want these commitments included in the Commission's Order. The Commission confirms that CP&L witness Hancock did in fact make such commitments and notes and records these commitments for purposes of this Order approving the merger.

     Transco witness Ferazzi focused upon Regulatory Conditions 22 and 25. Specifically, he testified that he was unclear as to how these two Conditions would be interpreted and applied. Regulatory Condition 22 requires CP&L , NCNG and any affiliate to file a notice of intent with the Commission prior to beginning the construction of natural gas facilities that will be used to serve an electric generating plant. The notice must be filed well in advance of construction and the acquisition of rights-of-way, and the application for a certificate of public convenience and necessity to construct the electric generating plant must incorporate the details with respect to the routing of the new or expanded pipeline or facilities. Regulatory Condition 25 requires CP&L and NCNG to utilize competitive solicitation procedures to determine future long-term sources of interstate pipeline capacity and supply. The determination of the appropriate sources of interstate pipeline capacity and supply must be made by CP&L on the basis of the benefits and costs of such sources specifically to CP&L's electric customers. The determination must be made by NCNG on the basis of the benefits and costs of such sources specifically to NCNG's gas customers, including electric generating customers. If a conflict should occur between CP&L's and NCNG's needs, the conflict is to be resolved by the Commission on a case-by-case basis. Transco raised at least three issues with respect to Condition 25 in its post-hearing brief. Transco suggests that a solicitation can only be competitive if CP&L and NCNG are required to provide all potential bidders with substantially similar information concerning the specific nature and extent of the natural gas supply or capacity being sought. In this regard, the Commission notes that CP&L witness Hancock testified, "I think I understand what you're trying to say and I think that would make sense, that you would provide the bidders with the total picture of what's needed both from a CP&L and NCNG side in terms of pipeline capacity." Condition 25 will be interpreted in light of witness Hancock's testimony. Next, Transco notes that Condition 25 contains no guidance or limitations concerning the types of costs or benefits that CP&L and NCNG should consider in evaluating proposals to provide additional gas supply or capacity. Finally, Transco states that major new supply and capacity contracts subject to Condition 25 merit additional regulatory scrutiny and that CP&L and NCNG should be required to consult with the Public Staff prior to soliciting and selecting proposals for major long-term gas supply and capacity projects. Suffice it to say that the Commission intents to enforce all of the Regulatory Conditions consistent with their intended goals and that the Commission believes that Condition 25 is adequate as now written and that no further guidance or limitation is appropriate with respect to Condition 25 at this time. To the extent any interested party has a concern with regard to the Commission's interpretation or implementation of the Regulatory Conditions, the party may file a complaint with the Commission.

     Finally, CIGFUR filed a statement of position at the hearing urging that any order approving the merger require, at a minimum, that:

     o any cost savings resulting from the transactions, as determined by annual Utilities Commission review, be shared with electric and gas ratepayers;
     o    electric and gas rates not increase as a result of the merger;
     o present and prospective electric generators and marketers not be disadvantaged;
     o CP&L and affiliates receive no competitive advantages in generation and marketing of electricity and natural gas;
     o competitive information obtained through monopoly operations not be given to or used by affiliates, including other monopoly providers;
     o prices for monopoly services paid to CP&L and NCNG by affiliates be publicly disclosed on a real-time basis;
     o    CP&L retail electric customers not subsidize NCNG gas customers;
     o present and future gas capacity and gas transportation in CP&L and NCNG service areas be allocated and priced fairly and without discrimination in favor of CP&L, NCNG or affiliates;
     o    interruptible gas customers not be disadvantaged; and
     o sources of new CP&L energy and capacity be determined by competitive bid processes.

CIGFUR did not conduct any cross-examination or file a post-hearing brief. Suffice it to say that the Commission believes that CIGFUR's points are either sufficiently covered by the Regulatory Conditions and Code of Conduct or should be rejected.

     In conclusion, the Commission believes that the Code of Conduct, the Regulatory Conditions, and the commitments made by CP&L and NCNG at the hearing and noted in this Order address all of the parties' concerns with the merger. To the extent unforeseen or unintended issues arise, any interested party may bring them to the attention of the Commission, and the Commission has the authority to take action. The Commission will make the Code of Conduct, Regulatory Conditions, and the commitments made by CP&L and NCNG at the hearing and noted in this Order express conditions of approval of the merger. The Regulatory Conditions are set forth in the ordering paragraphs of this Order; the Code of Conduct is attached to this Order as Appendix A; the commitments are noted hereinabove in this Order.

               EVIDENCE AND CONCLUSIONS FOR FINDING OF FACT NO. 10

     The evidence supporting this finding of fact is found in the testimony of NCNG witness Wells, CP&L witness Hancock, the Public Staff panel of witnesses, and the other testimony discussed above.

     G.S. 62-111 provides that a public utility may not engage in a merger or business combination without first obtaining Commission approval, which approval "shall be given if justified by the public convenience and necessity." G.S. 62-161 provides that a public utility shall not issue any securities without first obtaining an order from the Commission that such issuance is (1) for some lawful object within the corporate purposes of the public utility, (2) is compatible with the public interest, (3) is necessary or appropriate for or consistent with the proper performance by such utility of its service to the public and will not impair its ability to perform that service, and (4) is reasonably necessary and appropriate for such purpose.

     The Code of Conduct and Regulatory Conditions adopted and approved herein and the commitments made by CP&L and NCNG at the hearing and noted in this Order are designed and intended to eliminate and minimize all of the potential foreseeable risks of the merger to CP&L and NCNG customers and to the competitors of CP&L's and NCNG's affiliates. If additional refinements to them are needed to address unforeseen or unintended events, CP&L and NCNG acknowledge that the Commission has the authority to make such refinements. The Commission finds that the merger of CP&L and NCNG, viewed as a whole, is justified by the public convenience and necessity, is for a lawful purpose, is in the public interest, is consistent with the proper performance of CP&L's and NCNG's service to their customers and will not impair either utility's ability to provide adequate and reliable service to its customers at reasonable rates and is reasonably necessary and appropriate. Thus, the Commission concludes that the merger satisfies the requirements of G.S. 62-111 and 62-161 and should be approved as hereinafter provided.

     IT IS, THEREFORE, ORDERED as follows:

     1. That CP&L's and NCNG's application to engage in a business combination transaction and issue stock in connection therewith, as described herein, and to issue securities in the manner set forth herein and in the application, is approved upon the commitments made by CP&L and NCNG at the hearing and noted hereinabove in this Order and upon the following Regulatory Conditions with which CP&L and NCNG are hereby ordered to comply:

          (1) All costs of the merger, and all direct and indirect corporate cost increases, if any, attributable to the merger, will be excluded from CP&L's and NCNG's utility accounts, and also will be excluded from utility costs, for all purposes that affect CP&L's retail electric rates and charges and NCNG's natural gas rates and charges. For purposes of this condition, the term "corporate cost increases" is defined as costs in excess of the level that CP&L and NCNG would have incurred using prudent business judgment had the merger not occurred.

          (2) CP&L will file an affiliate cost allocation manual with the Commission by December 31, 1999. The cost allocation manual shall describe how all direct, indirect, and other costs will be charged to capital projects, nonutility operations and divisions, and subsidiaries. In that connection, CP&L and NCNG will perform a detailed review of the common costs to be allocated and allocation factors to be used. On December 31, 1999, CP&L and NCNG shall provide a list of items considered to be shared services and the basis for that determination. CP&L and NCNG also shall file an annual report of affiliated transactions with the Commission. The first report on affiliated transactions shall be filed on March 1, 2000. Subject to future orders of the Commission, all of CP&L's and NCNG's administrative and general expenses shall be allocated consistent with past practices by either direct assignment or allocation or by such other means as the Commission determines are necessary to assure an appropriately independent relationship between the regulated and nonregulated business segments of the merged company so that no cost increases attributable to the merger are reflected in electric or gas operations. Transactions between each utility's regulated operations and its nonutility affiliates and operations shall be reviewed regularly by its internal auditors. All workpapers shall be available for review by the Commission Staff.

          (3) CP&L will file with the Commission by December 31, 1999, an electric cost of service manual which delineates and describes the steps taken to functionalize, classify, directly assign, and allocate revenues, O&M expenses, depreciation, taxes, and plant for input into the electric cost of service computer program.

          (4) An amount equal to CP&L's net equity investment in NCNG (i.e., the amount initially recorded as net investment in NCNG in NARUC Account 123, plus future earnings of NCNG less dividends paid by NCNG) will be eliminated from CP&L's unconsolidated capital structure for all purposes that affect its North Carolina retail rates and charges.

          (5) Both companies shall keep their respective accounting books and records in a manner that will allow all components of the cost of capital to be identified easily and clearly for CP&L and NCNG on separate bases.

          (6) To the extent the cost rates of CP&L's or NCNG's long-term debt (more than one year), short-term debt (one year or less) or preferred stock are or have been adversely affected by the merger, through a downgrade or otherwise, a replacement cost rate to remove the effect will be used for all purposes affecting CP&L's North Carolina retail rates and charges and NCNG's rates and charges. This replacement cost rate will be applicable to all financings, refundings, and refinancings. This procedure will be effective through CP&L's and NCNG's next respective general rate cases. As part of CP&L's and NCNG's next respective general rate cases, any future procedure relating to a replacement cost calculation will be determined. This condition does not indicate a preference by any party for any specific debt rating or preferred stock rating for CP&L or NCNG on current or prospective bases.

          (7) In accordance with North Carolina law, CP&L and NCNG will continue to provide the Commission and its Staff full access to the books and records of CP&L and NCNG, their affiliates and nonutility operations.

          (8) The revenues from certain CP&L electric utility wholesale transactions are (a) allocated in part to CP&L's North Carolina retail operations in CP&L's North Carolina retail cost of service study and/or (b) treated in part as a credit to jurisdictional fuel expenses in CP&L's annual North Carolina retail fuel proceedings. To the extent commitments to CP&L's wholesale customers relating to the merger are made by or imposed upon CP&L, the effects of which serve to increase the North Carolina retail cost of service and/or North Carolina retail fuel costs under reasonable cost allocation practices traditionally followed by CP&L and approved by the Commission, those effects shall not be recognized for North Carolina retail cost of service or ratemaking purposes.

          (9) These conditions do not supersede any orders or directives that have been or will be issued by the Commission regarding the issuance of specific securities by CP&L and NCNG. As with securities issuances prior to the announcement of the merger, the issuance of securities after the announcement of the merger does not restrict the Commission's right to review, and if deemed appropriate, adjust CP&L's or NCNG's cost of capital for ratemaking purposes for the effect of these securities.

          (10) Long-term debt (of more than one year duration) issued by CP&L and NCNG will be identified as clearly as possible with either (1) the assets that are or will be utilized to provide service to regulated utility customers; or (2) the existing debt to be replaced with the new debt issuance.

          (11) The cost of capital conditions also will apply to CP&L's and NCNG's determinations of their maximum allowable AFUDC rates, the rates of return applied to any of CP&L's deferral accounts and regulatory assets and liabilities that accrue a return, and any other component of CP&L's or NCNG's cost of service impacted by the cost of debt and/or preferred stock. NCNC will continue to apply an interest rate of 10% to its Deferred Gas Cost and Price Sensitive Volume Adjustment Accounts.

          (12) The cost of capital conditions included elsewhere herein shall also apply, for North Carolina retail cost of service/ratemaking purposes, in all instances in which the cost of capital affects the determination of Harris Purchased Capacity and Energy Costs calculated pursuant to CP&L's Power Coordination Agreement (PCA) with the North Carolina Eastern Municipal Power Agency (NCEMPA).

          (13) For North Carolina electric retail cost of service/ratemaking purposes, wherever such costs would affect the determination of Harris Purchased Capacity and Energy Costs calculated pursuant to the PCA with the NCEMPA -

               (a) all costs of the merger, and all direct and indirect corporate cost increases, if any, attributable to the merger, shall be excluded from CP&L's utility accounts and/or costs. For purposes of this condition, the term "corporate cost increases" is defined as costs in excess of the level that CP&L would have incurred on a stand-alone basis.

               (b) subject to future orders of the Commission, all administrative and general expenses shall be allocated consistent with past practices by either direct assignment or allocation so that, for North Carolina electric retail cost of service/ratemaking purposes, no cost increases attributable to the merger are reflected in the determination of Harris Purchased Capacity and Energy costs.

          (14) That CP&L, NCNG, and their affiliates shall be bound by the Code of Conduct approved by the Commission. The Code shall be considered the minimum conditions to which the merged company is agreeing and shall not preclude the Commission from amending the Code later to incorporate additional conditions. If necessary, the Code will be modified if there is a change in the merged company's organizational structure, changes in the structure of the electric or natural gas industry, or if other changes occur that warrant such amendments.

          (15) Any acquisition adjustment that results from the business combination of CP&L and NCNG shall be treated for accounting and ratemaking purposes so that it does not affect CP&L's retail electric rates and charges and/or NCNG's natural gas rates and charges.

          (16) None of CP&L's base retail electric rates will be increased from the date of an order approving the merger until after December 31, 2004, except for the following reasons: (1) annual fuel cost adjustment proceedings pursuant to G.S. 62-133.2; (2) to reflect the financial impact of governmental action (legislative, executive or regulatory) having a substantial specific impact on the electric industry generally or on a segment thereof that includes CP&L, including but not limited to major expenditures for environmental compliance; or (3) to reflect the financial impact of major expenditures associated with force majeure. For purposes of this condition and condition number 17, the term force majeure means an occurrence that is beyond the control of CP&L and/or NCNG and not attributable to either's fault or negligence. Without limiting the foregoing, force majeure includes acts of nature, like earthquakes, cyclones, rain, tornadoes, hurricanes, flood, fire, acts of the public enemy, war, riots, strikes, mobilization, labor disputes, civil disorders, injunctions-intervention-acts, or failures or refusals to act by government authority; and other similar occurrences beyond the control of the party declaring force majeure which such party is unable to prevent by exercising reasonable diligence. To qualify as an exception, a force majeure event must be reported within 15 working days of its occurrence.

          Any request pursuant to these exceptions will include a specification of the reasons for the request and an accurate quantification of the financial impact of the request.

          In addition, CP&L will not file for any cost deferral from the date of an order approving the merger until after December 31, 2004, except for major expenditures to restore or replace property damaged or destroyed by force majeure.

          (17) None of the margin rates for gas sales and transportation services provided by NCNG will be increased from the date of an order approving the merger until after November 1, 2003, except for the following reasons: (1) gas cost adjustments or changes in increments or decrements pursuant to G.S. 62-133.4 or Commission Rule R1-17(k);
          (2) to reflect the financial impact of governmental action (legislative, executive or regulatory) having a substantial specific impact on the gas industry generally or on a segment thereof that includes NCNG, including but not limited to major expenditures for environmental compliance; (3) to implement natural gas expansion surcharges imposed pursuant to G.S. 62-158; (4) to reflect the financial impact of major expenditures associated with force majeure (as set forth in Condition 16); or (5) to incorporate investment in major NCNG pipeline expansion projects; provided, however, that if a filing is made pursuant to subsection (5), no less than $7.5 million of pre-tax income related to new gas-fired electric generation will be reflected in the determination of the revenue requirement.

          Any request pursuant to these exceptions will include a specification of the reasons for the request and an accurate quantification of the financial impact of the request. For purposes of this condition, the "margin rate" is defined as the tariffed sales rate less the benchmark commodity cost of gas, fixed gas cost rate, and temporary increments and/or decrements imposed pursuant to G.S. 62-133.4 or Commission Rule R1-17(k).

          After December 31, 2001, NCNG may file a general rate case application to rebalance its rates to address any rate of return disparities among customer classes without any increase in overall revenues, except as provided above. This limitation on increases in overall revenues includes the recovery of lost margins through the deferred gas cost account or other ratemaking mechanisms.

          (18) It is assumed, based on representations made by CP&L, that the merger will not cause CP&L to become a registered holding company under the Public Utility Holding Company Act of 1935 (PUHCA). If CP&L or its affiliates engage in acquisitions or other actions (such as, but not limited to, the creation of a parent of CP&L) after the merger that create the possibility of CP&L (or a parent) becoming a registered holding company under PUHCA, CP&L will notify the Utilities Commission (NCUC) at least 30 days prior to filing with the Securities and Exchange Commission (SEC) any application necessary to obtain authorization to take such actions or, where no such application is necessary, at least 60 days prior to taking such actions. CP&L will bear the full risk of any preemptive effects of the Federal Power Act and/or PUHCA. The previous sentence includes, but is not limited to, an agreement by CP&L to take all such actions as the NCUC finds are necessary and appropriate to hold North Carolina retail ratepayers harmless from rate increases, foregone opportunities for rate decreases or other effects of such preemption, including filing with and obtaining approval from the SEC or the Federal Energy Regulatory Commission for such commitments as the NCUC deems necessary to prevent such preemptive effects.

          (19) CP&L will continue to take steps designed to implement and further its commitment to providing superior electric service to North Carolina retail customers following the merger. CP&L shall provide to the Public Staff by October 31, 1999, the Service Quality Indices that it currently uses and believes are appropriate for measuring service quality. CP&L will work with the Public Staff to ensure that these indices are the most appropriate and to revise them if and when such revisions are necessary.

          (20) NCNG will continue to take steps designed to implement and further its commitment to providing superior natural gas service to North Carolina customers following the merger. NCNG shall provide to the Public Staff by October 31, 1999, the Service Quality Indices that it proposes to use to measure service quality. NCNG will work with the Public Staff to ensure that these indices are appropriate and to revise them if and when such revisions are necessary.

          (21) NCNG and/or CP&L will file its current ten-year plan for new or expanded gas pipeline facilities with the Commission by October 31, 1999, and updates shall be filed with the Commission by October 31 every year thereafter. Such plans shall incorporate details regarding CP&L's electric generation plans and the pipeline routing and specifications required to provide gas and transportation service to each electric generating plant. The filing shall also describe each inquiry received from a party interested in locating gas-fired electric generation in North Carolina and report on the status of each inquiry (confidentially if necessary). To the extent substantial changes occur in any plans or proposals to expand or extend facilities, notice of such changes shall be filed with the Commission immediately. To the extent customers want to have input into the pipeline expansion planning process, NCNG shall develop a process to encourage such input on an on-going basis.

          (22) Neither CP&L, NCNG, nor an affiliate will begin the construction of natural gas facilities, including a pipeline, to serve an electric generating plant without filing a notice of intent with the Commission. The notice of intent shall be filed well in advance of any construction-related activity, including the acquisition of any rights-of-way. Any application for a certificate of public convenience and necessity (CPCN) filed with the Commission by CP&L or an affiliate shall incorporate details with respect to the routing of any new or expanded gas pipeline or other facilities required to serve the proposed electric generating plant and details about any proposed pipeline routing and specifications related to any new or expanded natural gas facilities needed to provide gas and/or transportation service to the proposed electric generating plant.

          (23) NCNG shall not recover from ratepayers the margins lost as the result of bypass by an interstate gas pipeline in which CP&L or any affiliate has an ownership interest.

          (24) CP&L will determine the appropriate self-built or purchased power resources to be used to provide future generating capacity and energy to CP&L's electric customers, including the siting considered appropriate for such resources, on the basis of the benefits and costs of such siting and resources specifically to CP&L's electric customers.

          (25) CP&L and NCNG shall utilize competitive solicitation procedures to determine future long-term sources of interstate pipeline capacity and supply. The determination of the appropriate source(s) for the interstate pipeline capacity and supply shall be made by CP&L on the basis of the benefits and costs of such source(s) specifically to CP&L's electric customers. The determination of the appropriate source(s) for the interstate pipeline capacity and supply shall be made by NCNG on the basis of the benefits and costs of such source(s) specifically to NCNG's gas customers, including electric power generating customers. If a conflict should occur among the CP&L and NCNG standards, the conflict shall be resolved by the Commission on a case-by-case basis.

          (26) CP&L shall use its best efforts to promote the expansion of gas service and economic development in North Carolina by siting gas-fired electric generating plants on NCNG's system to the extent such siting is not inconsistent with Condition 24.

     2. That the Code of Conduct attached hereto as Appendix A is hereby approved and CP&L and NCNG are hereby ordered to comply therewith.

     3. That it is the intent of the foregoing conditions that CP&L's and NCNG's ratepayers be held harmless from any adverse effects of the merger, including potential actions by other regulatory jurisdictions related to the merger, and that they receive benefits from the merger that are at least commensurate with the potential adverse effects of the merger.

     ISSUED BY ORDER OF THE COMMISSION.

     This the           day of July, 1999.
              ---------

                                        NORTH CAROLINA UTILITIES COMMISSION


                                        Geneva S. Thigpen, Chief Clerk


Commissioner Koger's term expired, and he did not participate in this decision.

                                                                      Appendix A

                            CODE OF CONDUCT GOVERNING
                             THE RELATIONSHIP AMONG
                         CAROLINA POWER & LIGHT COMPANY,
                     NORTH CAROLINA NATURAL GAS CORPORATION,
                              THEIR AFFILIATES AND
                       THEIR NONPUBLIC UTILITY OPERATIONS

I.   DEFINITIONS

     For purposes of this Code of Conduct, the terms listed below shall have the following definitions:

     AFFILIATE: Any company or subsidiary, ten percent (10%) or more of the outstanding voting securities of which are owned, controlled, or held with power to vote, directly or indirectly, by Carolina Power & Light Company.

     COMMISSION: The North Carolina Utilities Commission.

     CP&L: The public utility operations of Carolina Power & Light Company as defined in N.C.G.S.ss.62-3(23).

     CUSTOMER: Any retail electric customer of CP&L located within CP&L's electric service territory and any natural gas sales or natural gas transportation customer of NCNG located within NCNG's franchised service area.

     CUSTOMER INFORMATION: Any and all customer specific information obtained by CP&L and/or NCNG.

     ELECTRIC SERVICES: Commission-regulated electric energy sales, generation, transmission, distribution and/or delivery, and other related services, including, but not limited to, metering and billing.

     FULLY DISTRIBUTED COSTS: All direct and indirect costs, including overheads and the cost of capital, incurred in providing the goods and services in question.

     GAS MARKETING AFFILIATE: An affiliate or nonpublic utility operation of NCNG or CP&L engaged in the unregulated sale, arrangement, brokering or management of gas supply, pipeline capacity, or gas storage.

     GAS MARKETING AFFILIATE PERSONNEL: An employee or other representative of the gas marketing affiliate that is involved in fulfilling the business purpose of the marketing affiliate. An officer or director of both NCNG and a gas marketing affiliate shall not be considered gas marketing affiliate personnel unless that individual is directly involved in fulfilling the business purpose of the gas marketing affiliate.

     NATURAL GAS SERVICES: Commission-regulated natural gas sales and natural gas transportation, and other related services, including, but not limited to, metering and billing.

     NCNG: the public utility operations of North Carolina Natural Gas Corporation as defined in N.C.G.S.ss.62-3(23).

     NCNG OPERATING PERSONNEL: An employee or other representative of NCNG that is involved in the acquisition, marketing, pricing, or scheduling of gas supply, interstate pipeline capacity, or gas storage facilities on behalf of NCNG. NCNG operating personnel also includes personnel involved in managing NCNG's facilities or responsible for determining which customers to curtail, or involved in selling products and services to NCNG's customers eligible to purchase gas, products, and services from persons other than NCNG.

     NONAFFILIATED GAS MARKETER: An entity, not affiliated with NCNG or CP&L, engaged in the unregulated sale, arrangement, brokering or management of gas supply, pipeline capacity, or gas storage.

     NONPUBLIC UTILITY OPERATIONS: All activities engaged in by CP&L and/or NCNG involving the sale of a good or service that are not regulated by the North Carolina Utilities Commission.

     SHIPPER: A gas marketing affiliate, nonaffiliated marketer, a municipal gas customer, or end-user of gas.

     SIMILARLY SITUATED: Possessing comparable characteristics, such as, the type and delivered price of alternative fuel used, gas curtailment priority, daily usage and daily load swing or relevant Standard Industrial Classification.

II.  CODE OF CONDUCT

     This Code of Conduct, while not wholly inclusive or totally encompassing, establishes the minimum guidelines and rules that apply to transactions involving either or both CP&L and/or NCNG, and one or more of their affiliates and/or one or more of their nonpublic utility operations. This Code of Conduct will become applicable on the date that it is approved by the Commission.

     A.   GENERAL STANDARDS

          1. Equal Treatment - CP&L and NCNG shall not show any preference to: customers of their affiliates; requests for service from affiliates; and/or customers of their nonpublic utility operations, as compared to nonaffiliated entities and their customers.

          2. Cross-subsidies involving either or both CP&L and/or NCNG, and one or more of their affiliates and/or one or more of their nonpublic utility operations are prohibited.

          3. Separation - CP&L, NCNG, and their affiliates shall operate independently of each other (except for sharing of services under Section II.D.3). CP&L, NCNG, and each of their affiliates shall maintain separate books and records. CP&L's and NCNG's nonpublic utility operations shall maintain separate records to ensure appropriate cost allocations and any requirements of arm's length transactions. CP&L and its affiliates shall conduct business from physically separate offices located on different floors or in different buildings. However, CP&L and its affiliates may share offices to the extent necessary to perform those shared corporate functions permitted under Section II.D.3 of this Code of Conduct.

          4. Disclosure - Upon request, CP&L shall provide electric Customer Information to NCNG, CP&L's affiliates and nonpublic utility operations under the same terms and conditions that such information is provided to nonaffiliates. Upon request, NCNG shall provide natural gas Customer Information to CP&L, NCNG's affiliates and nonpublic utility operations under the same terms and conditions that such information is provided to all nonaffiliates. Customer Information shall not be disclosed to any person or company without the Customer's consent except to the extent provided for in Section II.D.3. If disclosed, it must be done with advance public notification, in a manner determined by the Commission to ensure that the opportunity to receive the disclosed information is made available to nonaffiliates at the same time that it is made available to affiliates and/or nonpublic utility operations. Notwithstanding the prohibitions established by this subsection, NCNG may disclose Customer Information to CP&L without Customer consent and without making the information available to any other person or company in order to allow CP&L to perform billing services for NCNG. Such Customer Information shall only be disclosed to those CP&L employees performing billing operations and shall be stored in such a manner that only CP&L's employees that perform billing operations and employees in CP&L's Customer Service Department who are responsible for responding to customer inquiries concerning customer service and billing matters may access the information.

     B.   NONDISCRIMINATION AND INFORMATION STANDARDS

          1. CP&L and NCNG shall process all similar requests for Electric Services and/or Natural Gas Services in the same timely manner, whether requested on behalf of an affiliate, nonpublic utility operation or nonaffiliated entity. CP&L and NCNG shall apply the provisions of their tariffs equally to affiliates, nonpublic utility operations and nonaffiliates.

          2. CP&L will not represent to any Customer that any affiliate and/or nonpublic utility operation will receive any preference from CP&L relative to providing Electric Services over any unaffiliated service provider, nor will CP&L provide its affiliates and/or nonpublic utility operations with any preference over nonaffiliates in provision of Electric Services. NCNG will not represent to any Customer that any affiliate and/or nonpublic utility operation will receive any preference from NCNG relative to providing Natural Gas Services over any unaffiliated service provider, nor will NCNG provide its affiliates and/or nonpublic utility operations with any preference over nonaffiliates in provision of Natural Gas Services.

          3. CP&L and NCNG shall not condition or otherwise tie the provision or terms of any Electric Services or Natural Gas Services to the purchasing of any goods or services from the other or from an affiliate and/or from their nonpublic utility operations.

          4. When any CP&L and/or NCNG employee receives a request for information from or provides information to a Customer about an affiliate and/or nonpublic utility operation service, the employee must advise the Customer that such services may also be available from nonaffiliated suppliers

     C.   MARKETING STANDARDS

          1. CP&L, NCNG, their affiliates and their nonpublic utility operations may engage in joint sales, joint sales calls, joint proposals and/or joint advertising, subject to any conditions or restrictions that the Commission may hereafter establish, provided CP&L and NCNG agree to engage in similar activities with nonaffiliates under the same terms and conditions. However, CP&L, NCNG and a gas marketing affiliate collectively may not engage in joint sales, joint sales calls, joint proposals and/or joint advertising and NCNG operating personnel must not provide sales leads to its gas marketing affiliate. CP&L and/or NCNG shall post certain information regarding the joint marketing programs/calls on its internet web site at least 14 days prior to commencing a joint marketing arrangement and the information shall remain posted on the web site for the duration of the arrangement. The information disclosed on the web site shall include a description and terms for the joint marketing arrangement. Posting of the terms for the joint marketing arrangement shall include an offer by CP&L and/or NCNG to engage in joint marketing on such terms with nonaffiliates.

          2. Affiliates may not use CP&L's and/or NCNG's name and/or logo in any communications unless a disclaimer is included that states the following:

               (a) "[Affiliate] is not the same company as [Utility], and [Affiliate] has separate management and separate employees;"

               (b) "[Affiliate] is not regulated by the North Carolina Utilities Commission or in any way sanctioned by the Commission;"

               (c) "there is no advantage to customers of [Utility] if they buy products or services from [Affiliate];" and

               (d) "a customer does not have to buy products or services from [Affiliate] in order to continue to receive the same safe and reliable electric (or natural gas) service from [Utility]."

               Nonpublic utility operations may not use CP&L's and/or NCNG's name and/or logo in any communications unless a disclaimer is included that states the following:

               (a) "[Nonpublic utility operation] is not part of the regulated services offered by [Utility] and is not in any way sanctioned by the North Carolina Utilities Commission;"

               (b) "there is no advantage to customers of [Utility] if they buy products or services from [Nonpublic utility operation];" and

               (c) "a customer does not have to buy products or services from [Nonpublic utility operation] in order to continue to receive the same safe and reliable electric (or natural gas) service from [Utility]."

               The required disclaimer must be sized and displayed in a way that is commensurate with the name and/or logo so that the disclaimer is no smaller than the larger of one-half the size of the type that first displays the name and logo or the predominant type used in the communication.

          3. Personnel of an affiliate or nonpublic utility operation shall not give the appearance that the affiliate or nonpublic utility operation speaks on behalf of CP&L and/or NCNG.

          4. Personnel of CP&L, NCNG, an affiliate or nonpublic utility operation shall not indicate to a third party that any advantage exists as the result of that third party dealing with an affiliate or nonpublic utility operation as compared with a nonaffiliate.

     D.   COST ALLOCATION AND TRANSFER PRICING STANDARDS

          1. As a general guideline, with regard to the transfer prices charged for goods and services, including the use and/or transfer of personnel, exchanged between and among CP&L, NCNG, their affiliates and their nonpublic utility operations, the following conditions shall apply:

               (a) For untariffed goods and/or services provided by CP&L and/or NCNG to an affiliate and/or nonpublic utility operation, the transfer price shall be the higher of market value or fully distributed cost.

               (b) For goods and/or services provided by an affiliate and/or nonpublic utility operation to CP&L and/or NCNG, the transfer price charged by the affiliate and/or nonpublic utility operation to CP&L and/or NCNG shall be the lower of market value or the affiliate's and/or nonpublic utility operation's fully distributed cost. If the public utility does not engage in competitive solicitation and instead obtains the goods and/or services from an affiliate and/or nonpublic utility operation, the public utility shall implement adequate safeguards to ensure utility customers receive service at the lowest cost in each case.

               (c) With the exception of gas supply and/or transportation, transactions between CP&L and NCNG for untariffed goods and/or services shall be priced at the lower of fully distributed costs or market value.

               (d) For gas sales and/or transportation service transactions between CP&L and NCNG, NCNG shall provide service to CP&L at the same price and terms that are made available to other similarly situated customers.

          2. All permitted transactions between CP&L, NCNG, the affiliates, and nonpublic utility operations shall be recorded and accounted for in accordance with CP&L's cost allocation manual.

          3. CP&L, NCNG, the affiliates and the nonpublic utility operations may use certain corporate services and functions on a joint basis. Such shared services shall be charged among CP&L, NCNG, the affiliates and nonpublic utility operations. Shared services shall be those provided in response to Public Staff Merger Condition (2), subject to approval by the Commission.

          4. CP&L and NCNG may participate with each other in joint purchases of goods and services. All joint purchases, including leases, shall be priced in a manner that permits clear identification of CP&L's and NCNG's portions of such purchases or leases. CP&L and NCNG shall not engage in joint purchases with affiliates and/or nonpublic utility operations, unless specifically permitted in advance by Commission order upon a finding that it is in the best interest of ratepayers.

          5. Any costs CP&L or NCNG incurs in assembling, compiling, preparing and/or furnishing requested customer information to an affiliate, nonpublic utility operation or nonaffiliate shall be recovered from the requesting party pursuant to Section II.D.1 of this Code of Conduct.

          6. Any technology or trade secrets developed by CP&L and/or NCNG will not be transferred to any of CP&L's and/or NCNG's affiliates and/or nonpublic utility operations without just compensation from the affiliate and/or nonpublic utility operation, and the filing of notice with the Public Staff and Commission at least 60 days prior to the transfer.

          7. CP&L and NCNG shall receive compensation from its affiliates and nonpublic utility operations for intangible benefits, if appropriate.

     E.   REGULATORY OVERSIGHT

          1. The State's existing requirements under N.C.G.S. 62-153 for reporting of affiliate transactions shall apply.

          2. The books and records of CP&L and NCNG, their affiliates and nonpublic utility operations shall be open for examination by the Commission, its staff, and the Public Staff consistent with the provisions of N.C.G.S. 62-34, 62-37, and 62-51.

          3. If NCNG supplies any of the Natural Gas Services used by CP&L to generate electricity, CP&L shall file a report with the Commission in CP&L's annual fuel case demonstrating that the purchase was prudent and the price was reasonable. NCNG shall identify the volumes and prices for deliveries to the CP&L facilities in its monthly negotiated loss report to the Commission.

          4. When requested, NCNG shall disclose on a confidential basis to nonaffiliated electricity generators on its system the gas supply and transportation prices, characteristics, and other terms of service for gas deliveries to CP&L for electric generation.

          5. All gas supply and/or transportation arrangements between NCNG and CP&L of more than two months shall be filed with the Commission in advance.

     F. COMPLAINT PROCEDURE - CP&L and NCNG shall establish complaint procedures to resolve potential complaints that arise due to the relationship of CP&L and/or NCNG with their affiliates and/or nonpublic utility operations. These complaint procedures do not affect a complainant's right to file a formal complaint with or otherwise address questions to the Commission. The complaint procedures shall provide for the following:

          1. Verbal and written complaints shall be referred to a designated representative of NCNG and/or CP&L.

          2. The designated representative shall provide written notification to the complainant within 15 days that the complaint has been received.

          3. CP&L and/or NCNG shall investigate the complaint and communicate the results of the investigation to the complainant within 60 days of receiving the complaint.

          4. CP&L and/or NCNG shall maintain a log of complaints and related records for inspection by the Commission, its staff and the Public Staff.

          5. If the complainant is not satisfied, CP&L and/or NCNG shall inform the Commission, its staff and the Public Staff of the complaint.

     G. UTILITY BILLING FORMAT - To the extent CP&L includes on a customer's electricity bill charges for Natural Gas Services and/or unregulated services, such charges shall be separated from all regulated Electricity Services charges and contain the following introductory notice in bold print: YOUR NATURAL GAS SERVICE MAY NOT BE TERMINATED FOR FAILURE TO PAY FOR YOUR ELECTRICITY SERVICE AND YOUR ELECTRICITY MAY NOT BE TERMINATED FOR FAILURE TO PAY FOR YOUR NATURAL GAS SERVICE. NEITHER YOUR REGULATED NATURAL GAS SERVICES, NOR YOUR REGULATED ELECTRIC SERVICES CAN BE TERMINATED FOR FAILURE TO PAY FOR THE FOLLOWING UNREGULATED SERVICES.

     H. NATURAL GAS/ELECTRICITY COMPETITION - CP&L and NCNG shall continue to compete against all energy providers, including each other, to serve those retail customer energy needs that can be legally and profitably served by both electricity and natural gas. The competition between CP&L and NCNG shall be at a level that is no less than that which existed prior to the merger of the companies. Without limitation as to the full range of potential competitive activity, CP&L and NCNG shall maintain the following minimum standards:

          1. NCNG will make all reasonable efforts to extend the availability of natural gas to as many new customers as possible.

          2. In determining where and when to extend the availability of natural gas, NCNG will at a minimum apply the same standards and criteria that it applied before the merger with CP&L.

          3. In determining where and when to extend the availability of natural gas, NCNG will make decisions in accordance with the best interests of NCNG, even though its best interest may not be the same as CP&L's.

          4. To the extent that either the natural gas or electricity industry is further restructured, CP&L and NCNG will continue to maintain the full level of competition envisioned by this Code of Conduct.

     I.   NATURAL GAS MARKETING STANDARDS

          1. NCNG shall treat similarly situated shippers in the same manner with respect to the delivery of gas on distribution facilities, contract terms, the scheduling of gas supplies, balancing provisions, and allocation of gas supplies and capacity at city gate stations.

          2. All NCNG information pertaining to interstate pipeline transportation, storage, distribution, or gas supply that is provided to a gas marketing affiliate shall be made available to all shippers on a contemporaneous, nondiscriminatory and nonpreferential basis by posting the information on NCNG's internet web site and provided in a written form upon the request of a shipper. Aggregate customer information and market data made available to shippers shall be made available on a similar basis.

          3. NCNG shall not disclose information provided by nonaffiliated marketers and customers to its marketing affiliate, unless such parties specifically authorize disclosure of the information.

          4. A gas marketing affiliate shall function independently of NCNG and gas marketing affiliate personnel must be located in a facility that is physically separate from that used by the NCNG operating personnel performing similar functions.

          5. NCNG operating personnel may not perform any of the following functions on behalf of a gas marketing affiliate:

               (a)  Purchase gas, pipeline capacity or storage capacity.
               (b)  Market or sell gas and related services.
               (c)  Price or administer products and services.
               (d)  Hire and/or train marketing affiliate personnel.
               (e)  Offer consulting services regarding gas functions.

          6. An individual may be an officer or director of both NCNG and a gas marketing affiliate provided that the individual does not obtain or use knowledge of market-sensitive information for more than one of the entities. NCNG shall post on its internet web site the identity, job title and responsibilities for each officer or director that falls within the definition of NCNG operating personnel.

          7. NCNG shall post its criteria for evaluating proposals from shippers on its internet web site. NCNG shall not give one shipper any form of preference over other similarly situated


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               shippers in matters relating to assignment, release, or other transfer of capacity rights on interstate pipeline systems.

          8. NCNG shall post on its internet web site a current list of contact persons and telephone numbers of all gas marketers that are active on its system.


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